Blackrock - BAT Subsidiary, Inc.
For the fiscal period ended 12/31/00
File number 811-08951

Sub-Item 77-J


Reclassification of Capital Accounts: The Trust accounts for and reports distributions to shareholders in accordance with the American Institute of Certified Public
Accountants' Statement of Position 93-2:
   Determination, Disclosure, and Financial Statement
Presentation of Income, Capital Gains, and Return of
Capital Distributions by Investment Companies.
   The effect caused by applying this statement was to decrease paid-in capital and increase undistributed net investment income by $112,000 due to certain expenses not being deductible for tax purposes.
   Net investment income, net realized gains and net assets were not affected by this change.